SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Pre-salt production sets new record,
passing 470 thousand barrels of oil per day

Rio de Janeiro, May 15, 2014 – Petróleo Brasileiro S.A. –  Petrobras announces that oil production in the fields operated by the company, at the Pre-Salt Layer of the Santos and Campos basins passed the milestone of 470 thousand barrels of oil per day (bpd) on May 11th, which is a new daily production record.

This production level was achieved from 24 wells, nine of which are in the Santos Basin. Thus, the average productivity per well from the Santos Basin’s Pre-Salt Layer reached 28 thousand bpd, representing an increase of almost 30% compared with February 2013, when the daily production record reached 300 thousand bpd.

This result is largely due to the start-up of well 7-LL-22D-RJS on May 9th. This well, with a currently flow of 31 thousand bpd, is connected to the FPSO Cidade de Paraty, located in the Lula field, through a Buoyancy Supported Riser (BSR). Using this pioneering technology, the ascending production pipeline is suspended from a submerged buoy. This is the third well connected using BSR technology and the first connected to the FPSO Cidade de Paraty.

The first BSR, installed at FPSO Cidade de São Paulo, in the Sapinhoá field, has already  two producing wells. The performance of the first well connected has been well above average and is the country’s most productive well, with a production of approximately 36 thousand bpd. The second well of this BSR was connected at the beginning of April and is producing  35 thousand bpd. Installation of the third BSR, also connected to the FPSO Cidade de São Paulo, and of the fourth BSR, connected to the FPSO Cidade de Paraty, was completed in April and May, respectively.

FPSO Cidade de São Paulo currently produces around 100 thousand bpd, with three wells, while the production of FPSO Cidade de Paraty, stands at around 60 thousand bpd, with two wells.

Over the coming months, new wells will be connected to the FPSOs Cidade de São Paulo and Cidade de Paraty through the BSRs, thereby ensuring continued sustainable growth in the pre-salt production, with the achievement of the full production capacity of these platforms – of 120,000 bpd – in the third quarter of this year.

Lula field is operated by Petrobras (65%), in partnership with BG E&P Brasil Ltda (25%) and Petrogal Brasil S.A. (10%). Sapinhoá field is operated by Petrobras (45%), in partnership with BG E&P Brasil Ltda. (30%) and Repsol Sinopec Brasil S.A. (25%).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.